United States securities and exchange commission logo





                               June 2, 2021

       Eric Gravengaard
       Chief Executive Officer
       Athena Bitcoin Global
       1332 N. Halsted St. Suite 403
       Chicago, IL 60642

                                                        Re: Athena Bitcoin
Global
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 5,
2021
                                                            CIK No. 0001095146

       Dear Mr. Gravengaard:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Company Summary, page 2

   1. We note your disclosure on page 2 that you "buy Bitcoin, Ethereum and Litecoin daily, and hold it in [your]
wallet to later sell to users of [your] ATMs." We also note your disclosure in Note 9 to
your financial statements that as of December 31, 2020 and
                                                        December 31, 2019 the
company held other types of digital assets (i.e., Tether, Bitcoin
                                                        Cash and Others), and
your disclosure in Note 4 to your financial statements that
                                                        customers "typically
interact with the Company on the phone and in larger amounts and/or for a less well-known
crypto asset." Please revise to consistently disclose all of the digital assets that you buy,
sell or hold.
 Eric Gravengaard
Athena Bitcoin Global
June 2, 2021
Page 2
2.       We note your disclosure on page 4 that some Bitcoin ATMs offer
"one-way
         exchange," others offer "two-way exchange" services and that many Athena Bitcoin
         ATMs offer two-way exchange services and also handle other digital assets like
         Ethereum, Litecoin and Bitcoin Cash. Please provide more detailed disclosure regarding the exchange services that Athena Bitcoin ATMs offer, and quantify your disclosure as applicable.
Risk Factors, page 10

3. If applicable and to the extent material, please include a risk factor discussing any third parties upon which you are dependent for any products or services and disclose whether you would be able to find suitable replacements in a timely manner if any relevant contracts were terminated. For example, we note your disclosure on page 5 that you rely on third-party service providers for certain aspects of your operations. From your disclosure on page 38 you appear to be dependent on one company (Genesis Coin) for the manufacture of Bitcoin ATMs and related software systems providing advanced security protections. Please revise or advise, as appropriate.
The Company may be forced to cease operations, page 13

4. In the second risk factor on page 13, we note that "Dissolution Event" is capitalized but not defined in the prospectus. Please consider whether this should be a defined term.
The Company's assets could be stolen and would be difficult to recover due to the nature of cash and crypto assets, page 13

5. We note your disclosure that from time to time, you have been the victim of vandalism and targeted attacks on your ATMs, which have resulted in loss of cash and equipment. If material, please quantify the amount of any losses or increased costs and expenses related to such incidents in recent periods.
From time to time, we may encounter technical issues in connection with the integration of supported crypto assets..., page 16

6. Please explain the meaning of the terms "token" and "stable coin" or provide definitions thereof in the Glossary.
Risk Factors Related to Ownership of Our Common Stock, page 20

7. Please revise your filing to include a separate risk factor regarding the ability of your officers, directors and principal shareholders to control your company by virtue of their
FirstName LastNameEric Gravengaard
       stock holdings. Also please provide risk factor disclosure that Messrs. Gravengaard and
Comapany    NameAthena
       Komaransky     have Bitcoin Global
                           the ability to control who is elected to the board
of directors, as you
June 2,disclose
        2021 Pageon 2pages 48 and 51.
FirstName LastName
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
June 2, 2021NameAthena Bitcoin Global
June 2,
Page 3 2021 Page 3
FirstName LastName
Capitalization Table, page 26

8. Please revise to provide an improved discussion of the adjustments which result in the
            pro forma    column.
9. Please revise to provide an improved discussion of the specific steps that need to be taken in order for the related party convertible debt outstanding to be repaid as reflected in the
            pro forma as adjusted    column.

         In addition, please revise to provide a discussion of the related party convertible debt conversion terms and how the terms were determined.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

10. Please revise to provide a discussion of the statements of financial position for each balance sheet period presented.
Liquidity and Capital Resources, page 29

11. Please revise to provide a more detailed discussion of the operating, investing and financing activities for each of the periods presented.
12. Please revise to provide a discussion of the following as it relates to the average daily revenue metric:
             The importance of this metric as well as the importance of the ratio of cash and cash equivalents to average daily revenue.
             Indicate how average daily revenue is calculated.
             The importance of providing this metric for a one-day timeframe in each fiscal period as opposed to an average throughout the year.
             Provide a comparable GAAP metric.
             Provide a more robust discussion explaining the changes for the ratios between the periods, including factors impacting the change and why the Company believes they are representative of the range of business efficiency the Company can achieve.
13. Please revise to address the working capital deficit and the steps to be taken by the company to remedy the deficit.
14. Please revise to indicate if the DV Chain Note was repaid by April 30, 2021.
Results of Operations
Revenues, page 31

15. Please revise to separately disclose the revenues recognized from the point of sale transactions of crypto assets at ATMs and customized trading services for the sale or purchase of crypto assets separately and discuss the reasons for significant fluctuations for each period presented.
 Eric Gravengaard
Athena Bitcoin Global
June 2, 2021
Page 4
16. Please revise to discuss how the prices utilized in the crypto asset transactions are determined. Indicate if the prices utilized are reflective of the markups and if these markups differ between crypto assets and also differ between the customer use of ATMs or the phone services.
17. Please revise to discuss the purchases and sales activities of crypto assets for each of the periods presented by asset type. Discuss the working capital required to exercise these activities and indicate if the Company holds digital assets for its customers.
18. We note the disclosure that in fiscal 2020, the increase in gross margin was due primarily to the increase in the price of Bitcoin held as a current asset. Please revise to address your accounting for crypto assets as well as disclose the fair value gains or losses recognized on the crypto assets purchased and held prior to these assets being sold, by type, for each period presented. In addition, expand your discussion to explain why the increase in price of Bitcoin held in current assets drives an increase in your gross margin, including quantifiable information disclosing the amount of Bitcoin held in current assets and average price between the periods presented.
19. Please revise the discussion of revenues to address the average monthly sales per Bitcoin
         ATM throughout each fiscal year as opposed to one fiscal quarter in each of 2019 and
         2020 in order to present a more balanced discussion of the trends.
20. Please revise to disclose the markup recognized in each period and whether the markup is dependent upon the type of crypto asset purchased or sold.
21. Please revise to provide a discussion of the components of the cost of revenues addressing the significant fluctuations in each of the components for the periods presented.
Operating Expenses, page 31

22. Please revise to discuss in detail the changes in and reasons for the fluctuations in each operating expense type for fiscal 2019 and 2020.
23.      Please revise to provide a detailed discussion of the changes in loss on crypto asset
         borrowings    during fiscal 2019 and 2020.
24. Please revise to address how fees on crypto asset borrowings were determined during fiscal 2019 and 2020.
Subsequent Events, page 31

25. Revise to provide a detailed discussion of the March 31, 2021 security breach related to
FirstName LastNameEric Gravengaard
       the loss of 29 Bitcoin and disclose how the estimated market value loss was determined.
Comapany
       Also,NameAthena     Bitcoin
             disclose if the       Global
                             Company   is responsible for the replacement of
the Bitcoin and if so,
June 2,how
        2021you  are4accounting for that obligation.
              Page
FirstName LastName
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
June 2, 2021NameAthena Bitcoin Global
June 2,
Page 5 2021 Page 5
FirstName LastName
The Business, page 32

26. We note your disclosure on page 32 that you seek to expand your network in the US and globally. Please expand your disclosure to discuss the reasons why your international expansion strategy specifically focuses upon Latin America, as disclosed on page 36. In this regard, we note that on page 40, you state your belief that the Bitcoin ATM industry is
         "nascent and that worldwide tens of thousands of very good locations remain untouched."
27. Please revise this section to discuss in greater detail your custodial practices for digital assets. To provide more clarity, please address the items below:
             briefly discuss how you determine what portion of the digital assets are held in hot wallets and cold wallets, respectively;
             disclose the geographic location where the digital assets are held in cold wallets and how the private keys are located;
             describe your procedures for holding digital assets in "warm" wallets, which you reference at the bottom of page 16, and explain how they work;
             identify the person(s) that have access to the digital assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the digital assets held in storage;
             identify the person(s) that have the authority to release the proceeds from your wallets; and
             briefly discuss how the existence, exclusive ownership and software functionality of private cryptocurrency keys and other ownership records are validated by the relevant parties.
Background and Corporate History, page 32

28. The discussion of the corporate history should be revised to clearly discuss the operations of the Company in the periods subsequent to each specific date identified. For example, address what happened between March 28, 2014 and July, 2018 and then until January 14,
         2020. The discussion should also address the    other debt obligations
   entered into during
         these periods and the reasons for entering into these obligations as well as the uses of the funds received.
29.      Please revise to address the following as it relates to the    Share
Exchange    which closed
         on January 30, 2020:
             The relationship between Athena Bitcoin Global and Athena Bitcoin indicating if each entity had shares of common stock outstanding at the time of the exchange;
             How the exchange rate of 1244.369 shares of GamePlan, Inc. for each share of
             Athena or Athena Bitcoin common stock was determined and how these shares were valued;
             Identify what entity had issued the SAFTs and how the exchange rate of these SAFTs
             (balance of $5,434,819) into the Athena Bitcoin Global common stock was determined and valued;
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
June 2, 2021NameAthena Bitcoin Global
June 2,
Page 6 2021 Page 6
FirstName LastName
                How the number of shares resulting from the conversion of warrants issued by
              Athena Bitcoin into Athena Bitcoin Global were determined and valued;
                The nature and terms of the warrants, as well as the related accounting, that were issued and outstanding prior to the Share Exchange;
                How the number of the shares resulting from the conversion of stock options issued by Athena Bitcoin into Athena Bitcoin Global were determined and valued; and
                How the number of shares resulting from the Swingbridge Conversion and Release
              Agreement into Athena Bitcoin Global were determined and valued. Buying and Selling Crypto, page 35

30. Please revise to provide the basis for your claim that you are a "leading provider of
         Bitcoin and other crypto assets" through Bitcoin ATMs in the United States and Latin
         America and describe how this leadership is defined and/or determined.
31. In the penultimate paragraph on page 35, you disclose that outside the United States you currently operate 40 Bitcoin ATMs in Argentina, Colombia, and El Salvador. However,
         your disclosure in the third paragraph on page 33 suggests that you also have operations in
         Mexico, where your operating subsidiary Athena Bitcoin S. de R.L. de C.V. is incorporated. We also note your statement on page 5 that you "placed [your] first ATM outside the US in Mexico in 2017." Please revise to reconcile or clarify your disclosure, as applicable.
ATM Operations, page 38

32. Please revise to disclose the material terms of any agreements entered into between the company and Genesis Coin in connection with the manufacture of Bitcoin ATMs and the provision of software systems for your ATM operations. If applicable, please file such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-
         K.
Peer-to-Peer Exchange Services via BitQuick.co, page 39

33. Please revise your disclosure regarding your BitQuick peer-to-peer exchange services to:
             quantify the "percentage of the purchase" that BitQuick receives as its fee for facilitating transactions and how this percentage varies among different digital assets
             (e.g., sales of Bitcoin, Bitcoin Cash, etc.);
             discuss the affiliate program, which enables users to earn commissions for referrals, as referenced on the BitQuick website;
             discuss in greater detail the "significant headwinds" that this business has faced in recent years, including the reasons why "banks have restricted the ability of the
             BitQuick buyers to deposit cash into BitQuick sellers bank accounts;"
             discuss any future plans regarding this business, to the extent known; and
             discuss the escrow services that BitQuick provides to sellers, as referenced on the website.
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
June 2, 2021NameAthena Bitcoin Global
June 2,
Page 7 2021 Page 7
FirstName LastName
34. Please revise to disclose whether BitQuick is limited to Bitcoin, or whether the services available on BitQuick include other digital assets. If limited to Bitcoin, please discuss whether BitQuick is technologically limited to Bitcoin and disclose whether there are any plans to expand BitQuick's services to include other digital assets. In this regard, we note a blog post dated January 14, 2019 on the BitQuick website announcing that the platform offers support for "multiple cryptos," including Bitcoin Cash.
35.      Please address the following as it relates to the services offered by
BitQuick:
             Indicate whether the Company takes control of the Bitcoin at any point in time;
             Describe the performance obligation entered into between the sellers and buyers of the Bitcoin on the peer-to-peer exchange; and Provide us with your accounting analysis addressing whether the
Company should
             recognize the full crypto sale asset sale or whether the Company acts as an agent in providing matching services between the exchange users. Refer to ASC 606-10-55-
             36 through 55-28 and ASC 606-10-25-19 and 606-10-25-21.
Sales of Bitcoin and Crypto Assets by Telephone, page 39

36. We note your disclosure that your sales of digital assets by telephone constitute about
         20% of your overall sales. Please revise to clarify how this figure is calculated (e.g., whether it represents 20% of overall sales as measured by revenue, transaction volume, etc.)
Need for Government Approval of Principal Products and Services, page 42

37. We note your disclosure on pages 42 - 43 regarding federal, state and international regulations. Please describe the regulations applicable to your business in greater detail.
Management and Certain Security Holders
Involvement in Certain Legal Proceedings, page 52

38. Please remove the knowledge qualifier and revise the text under this heading to conform to Item 401(f) of Regulation S-K.
Conflicts of Interest and Policy Regarding Transactions with Related Persons, page 53

39. Please revise to describe the "applicable provisions of Nevada law" that your disclosure on page 53 references.
Executive Compensation, page 54

40.      We note that Edward Weinhaus received $159,044 and $169,806 in    All
Other
         Compensation    for the fiscal years of 2019 and 2020, respectively.
Based upon your
         disclosure in footnote (2) to the Summary Compensation Table, it appears that such amounts represented "consulting fees paid to a third-party entity not affiliated with Mr.
         Weinhaus which engages his consulting company   s services." Please
address the
         following, as applicable:
 Eric Gravengaard
Athena Bitcoin Global
June 2, 2021
Page 8
                Revise to identify such third-party entity and briefly describe the nature of the arrangements relating to such consulting fees.
                Reconcile your statement in footnote (2) that such third party is not affiliated with
              Mr. Weinhaus with your disclosure on page 50, which appears to indicate that Mr.
              Weinhaus is a manager of such entity.
                Clarify whether such consulting fees were paid to such third party as compensation for services related to Mr. Weinhaus's role as an officer of the company. If not, please tell us how you considered disclosing such payments as related party transactions pursuant to Regulation S-K Item 404 rather than executive compensation pursuant to Regulation S-K Item 402.
Principal Shareholders, page 56

41. Please revise to identify the natural persons with voting and/or dispositive control of the shares held by the entities affiliated with Swingbridge, as disclosed in footnote 5 to the principal shareholders table.
Certain Relationships and Related Party Transactions, page 57

42. Please disclose the information required by Item 404 of Regulation S-K with respect to the accounting and financial consulting fees paid to Radiant Consulting, LLC, an entity beneficially owned and controlled by Parikshat Suri, for services provided to the company prior to Mr. Suri's appointment as your Chief Financial Officer, as referenced in footnote
         3 to the Summary Compensation Table on page 54.
43. Please revise your related party transactions disclosure on page 57 to identify the person(s) referenced as a "director of the Company" in the second paragraph and "one of
         the Company   s directors and its largest shareholder" in the fifth
paragraph.
Selling Shareholders, page 59

44. Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
           the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
              at the time of the
FirstName LastNameEric         purchase, the selling shareholder had no
agreements or
                            Gravengaard
            understandings, directly or indirectly, with any person to distribute the securities.
Comapany NameAthena Bitcoin Global
June 2,Please  revise8 as appropriate.
        2021 Page
FirstName LastName
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
June 2, 2021NameAthena Bitcoin Global
June 2,
Page 9 2021 Page 9
FirstName LastName
Consolidated Financial Statements
Consolidated Balance Sheet, page F-3

45. Please address the accounting basis for reflecting the crypto assets held as a current asset as opposed to an indefinite-lived intangible asset as disclosed in
Note 9 on page F-21.
Notes to Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies Nature of Business, page F-8

46. Please revise the disclosures to provide a more specific and thorough discussion of the
         Share Exchange Agreement, including the accounting analysis which resulted in the conclusion that a reverse acquisition had occurred. In addition, provide us with a robust discussion of the subsequent accounting treatment, presentation and disclosure, with reference to authoritative literature, that was applied as a result of the reverse acquisition conclusion.
Cost of Revenues, page F-9

47. Please revise the accounting policy for the cost of revenues to specifically identify each of the individual costs included as well as the accounting for each of these costs, including any reference to authoritative literature supporting the Company's treatment. In this regard, we note your disclosure on page F-21 that the Company assigns costs to transactions on a first-in, first-out basis.
Note 5. Derivatives, page F-17

48. Relating to your crypto asset borrowings and derivatives, please revise to address the following:
             Discuss the nature of these transactions in greater detail identifying the party providing the crypto assets to the Company and at what price;
             Indicate how the bitcoin borrowed was utilized (e.g. used to fulfill customer orders)
              and indicate if it was held in custody by the Company;
             Address the nature and terms of these borrowings identifying the expenses and fees recognized and how the respective amounts paid to the crypto asset provider were calculated;
             Address how the fair value of the crypto assets are determined and the reasons why losses were recognized;
             Explain how the repayment amounts were determined;
             Indicate if the company anticipates entering into these type of borrowing arrangements in the future; and
             Address the accounting guidance followed in the recording of these activities in the financial statements.
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
June 2, 2021NameAthena Bitcoin Global
June 2,
Page 102021 Page 10
FirstName LastName
Note 7. Convertible Debt, page F-19

49. We note the issuances of the convertibles notes of $3.125 million on January 31, 2020.
         Please tell us how you calculated the beneficial conversion feature recognized on the issuances of the convertible notes.
Note 14. Employee Loans, page F-23

50. Please tell us how you are accounting for the non-recourse loan agreements with employees issued in regard to the stock option exercise of vested stock options.
Note 15. Warrants to Purchase Common Shares, page F-23

51.      Please tell us your basis in GAAP that supports the Company   s
recognition of warrants as
         equity.
Note 16. Related Party, page F-24

52. We note your related party transaction disclosures. Where you make references to related party transactions disclosed elsewhere in the financial statements, please revise to include the specific footnote which you are referring to (e.g., Note 5 on page F-17, etc.). In addition, explain how you determined the value attributable to the purchase of crypto assets.
General

53. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.
54. Please revise to discuss any parameters, process or framework that you use to determine which digital assets to offer for sale to, or purchase from, your customers. Please specify if you use the same process for your ATM, telephone or BitQuick offerings. In addition, please disclose whether you have any plans to expand your digital asset offerings. In your response, please specifically address how you determine that the digital assets that you offer for sale to, or purchase from, your customers are not securities for purposes of the federal securities laws. In preparing your response, you may find useful the letter sent by
         the SEC   s Strategic Hub for Innovation and Financial Technology to
the New York State
         Department of Financial Services on January 27, 2020, which letter is available on our website at
https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.
55. In the fourth bullet on page 6, your disclosure references certain insurance relationships, the loss of which could adversely impact your business. In an appropriate section, please
 Eric Gravengaard
Athena Bitcoin Global
June 2, 2021
Page 11
         expand your disclosure to discuss the types of insurance coverage you carry and quantify the amounts thereof.
56. Please disclose whether you currently have the technological capabilities to offer digital assets in addition to Bitcoin, Ethereum, Litecoin and Bitcoin Cash for sale to, or purchase from, your customers. To the extent that technological changes would need to be made to expand the digital assets that you offer, and to the extent you plan to expand the digital assets that you offer in the future, please describe any technological changes that would need to be made to expand the offerings and, to the extent material, the costs associated with such changes.
       You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Robert Klein,
Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



FirstName LastNameEric Gravengaard                            Sincerely,
Comapany NameAthena Bitcoin Global
                                                              Division of
Corporation Finance
June 2, 2021 Page 11                                          Office of Finance
FirstName LastName